September 22, 2015

Re:	Outline of the Dissemination Procedures in the Republic of China in relation to the tender offer by Advanced Semiconductor Engineering, Inc. for common shares of Siliconware Precision Industries Co., Ltd. in the Republic of China

Ms. Michele Anderson, Associate Director

Ms. Christina Chalk, Esq.

Mr. David L. Orlic, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Dear Ms. Anderson, Ms. Chalk and Mr. Orlic:

Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated and existing under the laws of the Republic of China (“ROC”), is offering to acquire, for cash, up to 779,000,000 Common Shares (“Common Shares”), including those represented by American depositary shares (“ADSs”), which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd. (‘‘SPIL’’), a company limited by shares under the Company Law of the ROC, through concurrent tender offers in the ROC (the “ROC Offer”) and the United States (the “U.S. Offer” and, together with the ROC Offer, the “Tender Offer”).

In connection with the Tender Offer, we, KGI Securities Co. Ltd. (“KGI”), are providing this letter in our capacity as the tender agent for the ROC Offer, to outline the dissemination procedures of the ROC Offer for U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended). The outline of the ROC dissemination procedures of the ROC Offer is based on our discussions with relevant custodian banks in Taiwan (the “Custodian Banks”).

Overview of the Dissemination Procedures of Tender Offers in the ROC

The ROC Offer was made to all holders of Common Shares (the “Common Shareholders”), wherever resident, and all holders of Common Shares will have received the terms of the ROC Offer in the same manner.

Under the applicable tender offer rules of the ROC, the offeror is required to post the tender offer prospectus publicly (i.e., on the Market Observation Post System maintained by the

Taiwan Stock Exchange) on or prior to the commencement of the tender offer.[1] In addition, the offeror is required to provide its tender agent with the tender offer prospectuses prior to the commencement of the tender offer. The tender agent then delivers the tender offer prospectus to the tenderer at the tenderer's request or when the tenderer deposits their securities with the tender agent[2].

We confirm that ASE and KGI followed the tender offer procedures described above in relation to the ROC Offer.

More specifically, regarding the foreign holders of Common Shares, pursuant to the ROC Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, a foreign shareholder (including U.S. holders) must beneficially hold Common Shares in book-entry form through a Custodian Bank under a designated foreign institutional investor (‘‘FINI’’) identification number or a Foreign Individual Investor (‘‘FIDI’’) identification number and trade Common Shares through a securities trading account at a ROC registered securities brokerage firm.

A FINI or FIDI (including U.S. holders), must hold their shares through a Custodian Bank, and each Custodian Bank, as part of their customary client service, will notify their FINI or FIDI client of important corporate events announced in the ROC relating to the underlying shares held by such FINI or FIDI (including U.S. holders), including the notification of the existence and terms of a tender offer.

Based on our discussions with relevant Custodian Banks in the ROC, the Custodian Banks should have had notified their FINI or FIDI clients that hold SPIL’s Common Shares (including U.S. holders), directly or indirectly through such client’s designated agent, of the existence and terms of the ROC Offer through SWIFT messages with the format under “MT 564” and “MT 568” promptly at the announcement and launch of the ROC Offer.

Conclusion

Based on the dissemination procedures discussed above, all Common Shareholders (in the U.S. and elsewhere) should have been provided notice and details of the terms of the ROC Offer when it was originally launched by ASE.

Disclaimer

This letter is based on the discussion with the relevant Custodian Banks and is rendered only to you and is solely in connection with the ROC Offer. We should not bear any liability for the use or belief of the content of this letter. Except for being furnished to you, this letter may not be relied upon by you for any other purpose, or furnished to, quoted to, relied upon, or otherwise referred to by any other person, firm or corporation for any purpose, without our express prior written consent, save to the extent required to be disclosed by law or any

[1] Article 9 of the Regulations Governing Public Tender Offers for Securities of Public Companies. See text: http://law.moj.gov.tw/Eng/LawClass/LawAll.aspx?PCode=G0400063

[2] Article 16 of the Regulations Governing Public Tender Offers for Securities of Public Companies. See text: http://law.moj.gov.tw/Eng/LawClass/LawAll.aspx?PCode=G0400063 regulatory or governmental authority or any court, provided that such disclosure does not entitle the recipients to rely on this letter.

For and on behalf of

KGI Securities Co. Ltd.

/s/ Albert Ding

Name: Albert Ding

Title: President